SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)



                        India Globalization Capital, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

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                                    45408X100
                                 (CUSIP Number)

        Steven Michael Oliveira, 18 Fieldstone Court, New City, NY 10956
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

--------------------------------------------------------------------------------
                                  March 7, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ].


      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

                                  SCHEDULE 13D
======================                                 =========================
CUSIP NO.   45408X100                  13D             Page   1   of   1   Pages
======================                                 =========================

============= ==================================================================
1             NAMES OF REPORTING PERSON

              Steven Michael Oliveira
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
------------- ------------------------------------------------------------------
3             SEC USE ONLY
------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS
              PF; OO
------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO  ITEMS 2(d) or 2(e)                                         [ ]
------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
============= ==================================================================
 NUMBER OF         7       SOLE VOTING POWER
   SHARES                  1,958,273 shares of Common Stock
                           Warrants to purchase 1,389,620 shares of Common Stock
                  -------- -----------------------------------------------------
BENEFICIALLY       8       SHARED VOTING POWER
  OWNED BY                 0
                  -------- -----------------------------------------------------
    EACH           9       SOLE DISPOSITIVE POWER
 REPORTING                 1,958,273 shares of Common Stock
                           Warrants to purchase 1,389,820 shares of Common Stock
                  -------- -----------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER
    WITH                   0
============ ===================================================================
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,273 shares of Common Stock

             Warrants to purchase 1,389,820 shares of Common Stock
------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.6%
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             IN
============ ===================================================================

                                Page 2 of 6 pages

      Item 1. Security and Issuer

      This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share, of India Globalization Capital, Inc., a Maryland corporation ("IGC"), the principal executive offices of which are located at 54336 Montgomery Avenue, Bethesda, MD 20814.

      Item 2. Identity and Background

      Steven Michael Oliveira's residential address is 18 Fieldstone Court, New City, NY 10956. Mr. Oliveira is the President and sole Managing Member of Oliveira Capital, LLC, whose business address is 18 Fieldstone Court, New City, NY 10956. Mr. Oliveira is also the Trustee of the Steven Oliveira IRA. Mr. Oliveira holds the securities that are the subject of this Schedule 13D through Oliveira Capital, LLC and the Steven Oliveira IRA. Mr. Oliveira has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws. Mr. Oliveira is a citizen of the United States.

      Item 3. Source and Amount of Funds or Other Consideration

      A portion of the shares of Common Stock reported herein was acquired on the open market with working capital of Oliveira Capital, LLC at an aggregate cost of approximately $594,000, none of which was borrowed. In addition, beneficial ownership of 1,000,000 shares of Common Stock was acquired pursuant to a Share Redistribution Agreement, dated March 7, 2008, as described under
Item 6 below.

      Item 4. Purpose of Transaction

      The purpose of the acquisitions of the reported securities was for investment, and such acquisitions were made in the ordinary course of business and were not made for the purpose of acquiring control of IGC. Although the acquisitions of the reported securities were for investment purposes, Mr. Oliveira may pursue discussions with management in an effort to maximize long-term value for shareholders. Mr. Oliveira may make further purchases of securities of IGC from time to time and may dispose of any or all of the securities of IGC held by him at any time. Mr. Oliveira has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Mr. Oliveira may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

                                Page 3 of 6 pages

      Item 5. Interest in Securities of the Issuer

      (a) IGC's quarterly report on Form 10-QSB for the fiscal quarter ended December 31, 2007, filed on February 19, 2008, indicates there were 13,974,500(1) shares of Common Stock outstanding as of the date of the report. Therefore, Mr. Oliveira's beneficial ownership of 1,958,273 shares of Common Stock and 1,389,820 of warrants to purchase Common Stock constitutes beneficial ownership of 21.6% of the total number of shares of outstanding Common Stock.

      (b) Mr. Oliveira has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 1,958,273 shares of Common Stock and the 1,389,820 of warrants to purchase Common Stock.

      (c) During the past sixty days, Mr. Oliveira bought 1,000,000 share of Common Stock (as more fully described under Item 6 below) on March 7, 2007, in an open market transaction at a price of $5.94 per share. Mr. Oliveira sold 145,500 shares of Common Stock on March 7, 2007 in an open market transaction at a price of $4.03 per share. Mr. Oliveira bought 964,820 warrants to purchase Common Stock on March 7, 2007 in an open market transaction at a price of $0.37 per warrant. Mr. Oliveira sold 300 shares of Common Stock on March 10, 2008 in an open market transaction at a price of $4.14 per share.

      (d) Not applicable.

      (e) Not applicable.


      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Pursuant to a Share Redistribution Agreement, dated March 7, 2008, by and among Ram Mukunda, John Cherin, Ranga Krishna, Ferris, Baker and Watts, Inc., Continental Stock Transfer & Trust Company and Oliveira Capital, LLC, Oliveira Capital is, upon purchase of the 1,000,000 shares of Common Stock reported under this Schedule, entitled to, and has beneficial ownership of, 1,000,000 shares of Common Stock that will be held in escrow until September 7, 2008.

      Pursuant to a Note and Warrant Purchase Agreement, dated February 5, 2007, by and between India Globalization Capital, Inc. and Oliveira Capital, LLC, Oliveira Capital loaned IGC $3,000,000 in exchange for the sale and issuance to Oliveira Capital of a warrant to purchase 425,000 shares of Common Stock.

      Pursuant to a Note Purchase Agreement, dated December 24, 2007, by and between India Globalization Capital, Inc. and Oliveira Capital, LLC, Oliveira Capital loaned IGC $1,000,000 in exchange for the issuance and sale to Oliveira Capital of 103,773 shares of Common Stock.

________________________
(1) Such amount does not include 103,773 shares of Common Stock that have not yet been issued, but over which Mr. Oliveira has beneficial ownership pursuant to a Share Distribution Agreement dated March 7, 2008.

                                Page 4 of 6 pages

      Item 7. Material to be Filed as Exhibits


      Exhibit No. Description

      10.1 Share Redistribution Agreement, dated March 7, 2008, by and among Ram Mukunda, John Cherin, Ranga Krishna, Ferris, Baker and Watts, Inc., Continental Stock Transfer & Trust Company and Oliveira Capital, LLC

      10.2 Note and Warrant Purchase Agreement, dated February 5, 2007, by and between India Globalization Capital, Inc. and Oliveira Capital, LLC*

      10.3 Note Purchase Agreement, dated December 24, 2007, by and between India Globalization Capital, Inc. and Oliveira Capital, LLC**

* Previously filed as exhibit 10.3 to the Issuer's Report on Form 8-K filed with the SEC on February 12, 2007 and incorporated herein by reference.

** Previously filed as exhibit 10.3 to the Issuer's Report on Form 8-K filed with the SEC on December 27, 2007 and incorporated herein by reference.










                                Page 5 of 6 pages

      Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 20, 2008                         /s/ Steven Michael Oliveira
                                             ---------------------------
                                             Steven Michael Oliveira




















                                Page 6 of 6 pages